SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CIENA CORPORATION

(Name of Subject Company (Issuer))

CIENA CORPORATION

(Name of Filing Person (Issuer))

3.75% Convertible Senior Notes due 2018

(Title of Class of Securities)

171779AG6

(CUSIP Number of Class of Securities)

David M. Rothenstein

Senior Vice President, General Counsel and Secretary

Ciena Corporation

7035 Ridge Road

Hanover, Maryland 21076

(410) 694-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Michael J. Silver William Intner Hogan Lovells US LLP 100 International Drive Suite 2000 Baltimore, Maryland 21202 (410) 659-2700	Deanna L. Kirkpatrick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation (a):	Amount of Filing Fee:
$347,582,980.32	$40,284.90

(a)	Estimated solely for the purpose of determining the registration fee, and calculated based on the book value of the currently outstanding 3.75% Senior Convertible Notes due 2018 as of June 28, 2017, reduced by an exchange fee of $2.50 for each $1,000 original principal amount. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40,284.90
Form or Registration No.:	Form S-4 (File No. 333-219060)
Filing party:	Ciena Corporation
Date filed:	June 29, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment”) to the Tender Offer Statement on Schedule TO (“Schedule TO”) by Ciena Corporation, a Delaware corporation (the “Company”), to exchange up to $350,000,000 aggregate principal amount at maturity of new 3.75% Convertible Senior Notes due 2018 (the “New Notes”) of the Company plus an exchange fee of $2.50 in cash per $1,000 original principal amount of validly tendered and accepted outstanding 3.75% Convertible Senior Notes due 2018 (the “Old Notes”) of the Company, for up to $350,000,000 aggregate principal amount at maturity of Old Notes, upon the terms and subject to the conditions set forth in the prospectus dated July 28, 2017, which forms a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-219060), as amended as of the date hereof (the “Registration Statement”), and is incorporated herein by reference in response to Items 1 through 11 of this Schedule TO.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

The Exchange Offer expired at 12:00 midnight, New York City time, at the end of the day on Friday, July 28, 2017. On July 31, 2017, the Company issued a press release reporting the results of the Exchange Offer. A copy of that press release is attached hereto as Exhibit (a)(6) and is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby supplemented and amended by adding the following language:

The Exchange Offer expired at 12:00 midnight, New York City time, at the end of the day on Friday, July 28, 2017. The Company has been advised by The Bank of New York Mellon, as exchange agent, that, pursuant to the terms of the Exchange Offer, $288,730,000 in aggregate principal amount at maturity of the Old Notes, representing approximately 82.5% of the Old Notes, were validly tendered for exchange and not withdrawn. The Company has accepted all such Old Notes for exchange and the settlement and exchange of the New Notes and payment of the exchange fee is being made promptly. Following settlement of the exchange, $61,270,000 in aggregate principal amount at maturity of Old Notes and $288,730,000 in aggregate principal amount at maturity of the New Notes will be outstanding.

Item 12. Exhibits.

Item 12 is hereby supplemented and amended by adding the following:

(a)(6)	Press release issued by the Company on July 31, 2017.

Items 1 through 3, 5 through 11 and 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIENA CORPORATION

By:	/s/ David M. Rothenstein
Name: David M. Rothenstein
Title: Senior Vice President, General Counsel and Secretary

Date: July 31, 2017

EXHIBIT INDEX

(a)(6)	Press release issued by the Company on July 31, 2017.